Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

NOUVEAU MONDE GRAPHITE INC. (the “Corporation” or “NMG”)

481 Rue Brassard

Saint-Michel-des-Saints QC, J0K 3B0

Item 2	Date of Material Change

February 28, 2024.

Item 3	News Releases

News releases, in French and English, were issued on February 28, 2024, through Business Wire and filed on SEDAR+ and EDGAR.

Item 4	Summary of Material Change

The Corporation closed the previously announced US$50 million Tranche 1 Investment (defined below) by General Motors Holdings LLC (“GM”) and Panasonic Holdings Corporation (“Panasonic”).

Item 5	Full Description of Material Change

5.1            Full Description of Material Change

On February 28, 2024, NMG closed its private placement previously announced on February 15, 2024 (the “Tranche 1 Investment”) of 25,000,000 common shares in the capital of the Corporation (“Common Shares”) and 25,000,000 common share purchase warrants (the “Warrants”) for aggregate gross proceeds of US$50 million in accordance with the subscription agreements entered into between the Corporation and each of Panasonic and GM on February 14, 2024. Through the Tranche 1 Investment, each of GM and Panasonic subscribed for 12,500,000 Common Shares and 12,500,000 Warrants for an aggregate purchase price of US$25 million. The Corporation intends to use the proceeds of the Tranche 1 Investment to support the advancement of NMG’s Phase-2 operations – the Matawinie Mine and the Bécancour Battery Material Plant – in line with their respective battery specifications. The Corporation anticipates closing its private placement of 18,750,000 Common Shares and 18,750,000 Warrants, previously announced on February 15, 2024,  for aggregate gross proceeds of US$37.5 million in accordance with the subscription agreements entered into between the Corporation and each of Mitsui & Co., Ltd. and Pallinghurst Bond Limited (collectively, the “Related Party Transactions”) upon receipt of the required regulatory approvals and satisfaction of the requirements of Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions (as described in detail in the February 15, 2024 news release) and will provide further updates on the Related Party Transactions in due course.

The Warrants are subject to a hold period of 4 months and one day expiring on June 29, 2024.

BMO Capital Markets (“BMO”) acted as financial advisor to the Corporation in connection with the Tranche 1 Investment and the Corporation has agreed to pay BMO an aggregate amount totaling US$1,250,000.

For further information regarding the Tranche 1 Investment, please refer to NMG’s press releases dated February 15, 2024, available under NMG’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, and on NMG’S website at: https://nmg.com/binding-offtake-panasonic/, https://nmg.com/binding-offtake-gm/ and https://nmg.com/private-investment-offtake/. Copies of the material agreements not entered into in the ordinary course of business, being the subscription agreements with each of GM and Panasonic, the investor rights agreements with each of GM and Panasonic, and the registration rights agreement with Panasonic, are or will be available on the Corporation’s page on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, and the summary of such agreements contained herein is qualified in its entirety by the reference to such documents.

Early Warning Disclosure Pursuant to Regulation 62-103

Prior to the Tranche 1 Investment, Panasonic owned no shares in the capital of NMG and no Warrants. Following the Tranche 1 Investment, Panasonic will own 12,500,000 Common Shares representing 11.12% of the issued and outstanding Common Shares (after giving effect to the issuance of 12,500,000 Common Shares to each of GM and Mitsui & Co., Ltd. and of 6,250,000 Common Shares to Pallinghurst Bond Limited (or their respective affiliates) as announced by NMG on February 15, 2024 and without giving effect to the exercise of any Warrants) and 12,500,000 Warrants, which will represent an additional 12,500,000 Common Shares, and if exercised would bring the total amount owned by Panasonic to 25,000,000 Common Shares on a diluted basis, representing 20.0% of the then issued and outstanding Common Shares (after giving effect only to the exercise of the Warrants by Panasonic and subject to the restrictions described below).

In relation to the exercise of Warrants by Panasonic, the terms and conditions of the warrant certificate, representing the Warrants issued to Panasonic, provide that Panasonic will not be entitled to exercise Warrants that would result in Panasonic owning more than 19.9% of the then issued and outstanding shares of NMG unless NMG has obtained regulatory approval.

5.2            Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7	Omitted Information

N/A

Item 8	Executive Officer

For all additional information, please contact:

Ms. Josée Gagnon

Vice President – Legal Affairs and Corporate Secretary

Telephone: (450) 757-8905 #405

Item 9	Date of Report

March 11, 2024